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[RENTAL SERVICE CORPORATION LOGO]

June 29, 1999


Dear Valued Business Partner:

We are pleased to inform you that on Monday, June 28, 1999, Rental Service Corporation announced that it has entered into a merger agreement with Atlas Copco North America Inc., a U.S. subsidiary of Atlas Copco AB, a major global manufacturer and marketer of industrial equipment and machinery based in Sweden, with a significant North American presence in the equipment rental industry.

As part of the Atlas Copco worldwide family, we believe we will enhance our ability to service our customers with a wide range of equipment and strengthen our relationships with our valued business partners.

After the transaction is completed, RSC is expected to operate as a division in the rental service business area of Atlas Copco under the leadership of current RSC management, both locally and nationally, with its headquarters in Scottsdale, Arizona.

We look forward to continuing our relationship with you and we are very excited about this new development and the growth opportunities it presents.

If you have any questions, please contact the undersigned or your regular Rental Service representative.

Sincerely,

Douglas Waugaman               Robert M. Wilson
President &                    Executive Vice President &
Chief Operating Officer        Chief Financial Officer